
July 27, 2021

E. Joseph Grady
Chief Financial Officer and Chief Accounting Officer
CONTANGO OIL & GAS CO
717 Texas Ave., Suite 2900
Houston, Texas 77002

> **Re: CONTANGO OIL & GAS CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 001-16317**

Dear Mr. Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exploration and Development Acreage, page 47

1. We note your disclosure of the undeveloped acreage subject to expiration over the next three fiscal years represents approximately 86% of your total net undeveloped acreage. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration.

2. If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere to provide the net quantities of such reserves and explain the steps and related costs, if material, which would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-K and FASB ASC 932-235-50-10.

Properties
Drilling Activity, page 47

3.   Expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31, 2020. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Proved Undeveloped Reserves, page 52

4.   Please expand the disclosure relating to the conversion of your proved undeveloped reserves to provide the dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K and your response to comment 1 in our letter dated September 24, 2015.

5.   Disclosure provided in Form 10-K for the fiscal years ending December 31, 2020, 2019, 2018, 2017 and 2016 indicates you converted approximately 1.0%, 3.4%, 5.5%, 0% and 0%, respectively, of the opening balance of your proved undeveloped reserves during each of those periods. Please tell us how you have taken into consideration your low historical conversion rates in adopting a development plan that results in the conversion of the 6,680 MBoe of proved undeveloped reserves as of December 31, 2020 within five years of initial disclosure of such reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs).

6.   Please provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves converted, and the estimated capital expenditures incurred resulting in the conversion of all of the proved undeveloped reserves disclosed as of December 31, 2020 to developed reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X.

Exhibit Number 99.2 Report of W.D. Von Gonten and Company, page 80

7.   The reserve report does not include certain disclosures required by Item 1202 (a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations. Also refer to your response to comment 9 in our letter dated September 24, 2015.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (Item 1202(a)(8)(ii)).

- The proportion of the registrant's total reserves covered by the report (Item 1202(a)(8)(iii) and the percentage of the registrant's total reserves reviewed in connection with the preparation of the report (Item 1202(a) (8)(iv)).

- A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The average realized prices by product for the reserves included in the report as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

8.   Disclosure of the "Reporting Requirements" provided on page 2 references the SPE PRMS and Rule 4-10 of Regulation S-X but appears to indicate that the estimated proved reserves shown in the report were prepared in conformance with the SPE definitions. Furthermore, the disclosure refers to regulations and standards under Item 102 of Regulation S-K and the Financial Accounting Standards Board (FASB) Statement No. 69 which have been updated pursuant to the Modernization of Oil and Gas Reporting; Final Rule. Please revise the disclosure to resolve these inconsistencies or tell us why a revision is not needed.

Exhibits and Financial Statement Schedules

Exhibits

Exhibit Number 99.1 Report of William M. Cobb & Associates, Inc., page 80

9.   The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

- The date on which the report was completed (Item 1202(a)(8)(ii)).

10.   Disclosure on page 5 indicating that Cobb & Associates used the reserves definitions set forth in the SPE PRMS appears to be inconsistent with disclosure elsewhere on page 2 indicating the reserves estimates in the report were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission and conform to the FASB Accounting Standards Codification Topic 932. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.

11.   Please tell us, and if true, expand the disclosure in the revised report to clarify the extent to which the salvage value for the lease and well equipment and the costs of abandoning all of the properties have been included. Refer to Item 1202(a)(8)(iv) of Regulation S-K and your response to comment 7 in our letter dated September 24, 2015.

12.   The reserve report refers to additional information contained in Appendix A and Appendix B that are not included as attachments to Exhibit 99.1. Please obtain and file a revised report to include the referenced attachments as supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. Also refer to your response to comment 8 in our letter dated September 24, 2015.

Supplemental Oil and Gas Disclosure (Unaudited)
Oil and Natural Gas Reserves, page F-44

13.   Please expand the discussion of the changes in the net quantities of your total proved reserves for each of the periods presented, including the year ended December 31, 2019, to clearly identify the source of each change consistent with the line items shown in your tabular reconciliation, e.g. revisions, improved recovery, extensions and discoveries, sales and acquisitions, and include an appropriate narrative explanation relating to each of the items you identify. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in the previous estimates of your proved reserves in particular should identify the individual factors such as the changes caused by commodity prices, costs, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

14.   We note disclosure on page 54 and in the reserve report filed as Exhibit 99.2 of the quantities of proved reserves and the estimated future net revenues attributable to your equity-method investment in Exaro as of December 31, 2020. However, we are unable to locate the Supplemental Oil and Gas Disclosure pursuant to FASB ASC 932 comparable to the disclosure provided for Exaro on pages F-37 through F-41 in your Form 10-K for the year ended December 31, 2019. Please tell us your rationale for omitting these disclosures in your current filing. Also refer to your response to comment 2 in our letter dated December 7, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have any questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation